82-5769

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 3, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	5 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 2/3

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 3, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.
February 3, 2003

UFJ Holdings, Inc. filed Amendment Report

UFJ Holdings, Inc. filed an Amendment Report on January 31, 2003 for Extraordinary Report, dated September 27, 2002, with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law.

UFJ Holdings, Inc.
February 3, 2003

UFJ Bank Limited filed Amendment Report

UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc. filed an Amendment Report on January 31, 2003 for Extraordinary Report, dated September 27, 2002, with the Director of Tokai Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law.

UFJ Holdings, Inc.
February 3, 2003

UFJ Bank Limited filed Extraordinary Report

UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc. filed an Extraordinary Report, dated January 31, 2003, with the Director of Tokai Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with cancellation of Ordinary Stocks of Sanwa Capital Finance 2 Limited, UFJ Capital Finance 1 Limited, and UFJ Capital Finance 2 Limited.